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                                                                    EXHIBIT 99

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing any of the shares of Common Stock offered hereby.

SENSITIVITY OF CUSTOMERS TO GENERAL ECONOMIC CONDITIONS

     The Company focuses exclusively on the economy segment of the timeshare industry and markets primarily to households with annual incomes between $25,000 and $50,000. The Company's targeted customers are generally more vulnerable to deteriorating economic conditions than consumers in the luxury or upscale markets. Any economic downturn could depress spending for Vacation Intervals, limit the availability or increase the cost of financing for the Company and its customers, and adversely affect the collectibility of the Company's loans to Vacation Interval buyers. During past economic slowdowns and recessions, Affiliated Companies experienced increased delinquencies in the payment of Vacation Interval promissory notes and monthly Club dues and consequent increased foreclosures and loan losses. During any future economic slowdown or recession, the Company projects that increased delinquencies, foreclosures, and loan losses are likely to occur. Similar adverse consequences could result from significant increases in transportation costs. Any or all of the foregoing could have a material adverse effect on the Company's results of operations, liquidity and financial position.

LEVERAGE

     The Company's future lending and development activities will likely be financed with indebtedness obtained under the Company's existing credit facilities or under credit facilities to be obtained by the Company in the future. Such credit facilities are and would likely be collateralized by Company assets and contain restrictive covenants. Among other consequences, terms of the Company's debt instruments could impair the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, significant business opportunities that may arise, general corporate purposes or other purposes. In addition, if the Company were to incur additional indebtedness, this could increase its vulnerability to adverse general economic and timeshare industry conditions and to increased competitive pressures. Finally, creditors' claims against the Company will be paid in full before the claims of shareholders in the event of a liquidation, bankruptcy or winding up of the Company. Historically and at March 31, 1997, after taking into account the amount of ineligible collateral and the 70% borrowing base, the Company's borrowings have approached the maximum amount available under its existing credit facilities. However, to the extent the Company continues to generate additional customer notes receivable through its sales efforts, such notes may be pledged to lenders under existing credit facilities for additional borrowings, subject to the 70% advance rate. See "-- Financing Customer Borrowings -- Borrowing Base" and "Business -- Existing Credit Facilities".

BORROWER DEFAULTS

     The Company offers financing to the buyers of Vacation Intervals at the Company's resorts. These buyers make a down payment of at least 10% of the purchase price and deliver a promissory note to the Company for the balance; the promissory notes generally bear interest at a fixed rate, are payable over a seven year period, and are secured by a first mortgage on the Vacation Interval. The Company bears the risk of defaults on these promissory notes, and this risk is heightened inasmuch as the Company generally does not verify the credit history of its customers and will provide financing if the customer is presently employed and meets certain household income criteria.

     The Company's credit experience is such that in 1997 it plans to allocate 22% of the purchase price of each Vacation Interval to a bad debt reserve. If a buyer of a Vacation Interval defaults, the Company generally must foreclose on the Vacation Interval and attempt to resell it; the associated marketing, selling, and administrative costs from the original sale are not recovered; and such costs must be incurred again to resell the Vacation Interval. Although the Company, in many cases, may have recourse against a Vacation Interval buyer for the unpaid price, the state of Texas and certain other states have laws which limit the Company's ability to recover personal judgments against customers who have defaulted on their loans. For example, under Texas law, if the Company were to pursue a post-foreclosure deficiency claim against a customer, the customer may file a court

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proceeding to determine the fair market value of the property foreclosed upon.
In such event, the Company may not recover a personal judgment against the customer for the full amount of the deficiency, but may recover only to the extent that the indebtedness owed to the Company exceeds the fair market value of the property. Accordingly, the Company has generally not pursued this remedy.

     Prior to 1996, the Company sold customer promissory notes and mortgages to third parties, generally with recourse, as a means of financing its operations. As a result, the Company may be required to repurchase customer promissory notes previously sold which become delinquent. The Company takes these contingent obligations into account in establishing its allowance for uncollectible notes. At December 31, 1996, the Company had notes receivable (including notes unrelated to Vacation Intervals) in the approximate principal amount of $67.7 million, was contingently liable with respect to approximately $11.0 million principal amount of customer notes sold with recourse and had an allowance for doubtful notes of approximately $11.9 million. There can be no assurance that such reserves are adequate. See Note 4 of Notes to Consolidated Financial Statements.

FINANCING CUSTOMER BORROWINGS


     While the Company intends to use the proceeds of the Offering to pay off approximately $49.9 million of existing indebtedness, it will be required to continue to borrow to sustain operations.



     Borrowing Base. The Company has entered into agreements with lenders to borrow up to approximately $96 million collateralized by customer promissory notes and mortgages. The Company's lenders typically lend the Company 70% of the principal amount of performing notes, and Silverleaf Owners make payments on their promissory notes directly to the lender's collection center, where receipts are applied against the Company's loan balance. At December 31, 1996, the Company had a portfolio of approximately 17,626 customer promissory notes in the approximate principal amount of $66.8 million, of which approximately $11.6 million in principal amount of customer receivables were 61 days or more past due and therefore ineligible as collateral. At such date, the Company had borrowings from lenders in the approximate principal amount of $34.7 million secured by the customer loans. Historically and currently, after taking into account the amount of ineligible collateral and the 70% borrowing base, the Company's borrowings have approached the maximum amount available under its existing credit facilities. To the extent the Company generates additional customer notes receivable through its sales efforts, such notes may be pledged to lenders for additional borrowings, subject to the 70% advance rate.


     Negative Cash Flow. The Company ordinarily receives only 10% of the purchase price on the sale of a Vacation Interval but must pay in full the costs of development, marketing, and sale of the interval. Maximum borrowings available under the Company's current credit agreements may not be sufficient to cover these costs, thereby straining capital resources, liquidity, and capacity to grow.

     Interest Rate Mismatch. At December 31, 1996, the Company's portfolio of customer loans had a weighted average fixed interest rate of 14.7%. At such date, the Company's borrowings (which bear interest at variable rates) against the portfolio had a weighted average cost of funds of 10.8%. The Company has historically derived net interest income from its financing activities because the interest rates it charges its customers who finance the purchase of their Vacation Intervals exceed the interest rates the Company pays to its lenders. Because the Company's indebtedness bears interest at variable rates and the Company's customer receivables bear interest at fixed rates, increases in interest rates will erode the spread in interest rates that the Company has historically enjoyed and could cause the interest expense on the Company's borrowings to exceed its interest income on its portfolio of customer loans. The Company does not currently engage in interest rate hedging transactions. Therefore, any increase in interest rates, particularly if sustained, could have a material adverse effect on the Company's results of operations, liquidity and financial position.

     To the extent interest rates decrease generally on loans available to the Company's customers, the Company faces an increased risk that customers will pre-pay their loans and reduce the Company's income from financing activities. See "Business -- Customer Financing".

     Maturity Mismatch. The Company typically provides financing to customers over a seven year period which customer notes have an average maturity of 5.6 years. The Company's related revolving credit borrowings, however, mature between October 1998 and August 2003, with most of such borrowings maturing in 1999. Accordingly, there is a mismatch between the Company's anticipated cash receipts and cash disbursements.

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Although the Company has historically been able to secure financing sufficient to fund its operations, it does not presently have agreements with its lenders to extend the term of its existing funding commitments or to replace such commitments upon their expiration. Failure to obtain such refinancing facilities could require the Company to sell its portfolio of customer loans, probably at a substantial discount, or to seek other alternatives to enable it to continue in business. While the Company has been successful in obtaining financing to date, there is no assurance it will be able to do so in the future. See
"-- Acceleration of Deferred Taxes" and "-- Alternative Minimum Taxes".

     Impact on Sales. Limitations on the availability of financing would inhibit sales of Vacation Intervals due to (i) the lack of funds to finance the initial negative cash flow that results from sales that are financed by the Company, and
(ii) reduced demand if the Company is unable to provide financing to purchasers of Vacation Intervals.

REPAYMENT OF INDEBTEDNESS OWED TO OFFICER AND AFFILIATES

     Mr. Mead will realize benefits from the Offering that will not be received by other persons participating in the Offering. Such benefits include the repayment by the Company of indebtedness owed to Mr. Mead and his affiliates. Thus, Mr. Mead has interests that conflict with the interests of persons acquiring Common Stock in the Offering. Mr. Mead and his affiliates will receive approximately $9.9 million of the net proceeds of the Offering for the repayment of debt owed by the Company to him and his affiliates. See "Certain Relationships and Related Transactions -- Repayment of Affiliated Debt", "Principal Shareholders", and "Management -- Employment and Noncompetition Agreements".

REGULATION OF MARKETING AND SALES OF VACATION INTERVALS AND RELATED LAWS

     The Company's marketing and sales of Vacation Intervals and other operations are subject to extensive regulation by the federal government and the states and jurisdictions in which the Existing Resorts are located and in which Vacation Intervals are marketed and sold. On a federal level, the Federal Trade Commission has taken the most active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject includes the Truth-in-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Fair Housing Act and the Civil Rights Acts of 1964 and 1968.

     In response to the fraudulent marketing practices which plagued the timeshare industry in the 1980's, in the late 1980's and early 1990's, various states enacted legislation aimed at curbing such abuses. Texas and Missouri, the only states in which the Company currently owns resorts, have adopted specific laws and regulations regarding the sale of Vacation Interval ownership programs. The laws of most states, including Texas, require the Company to file with a designated state authority for its approval a detailed offering statement describing the Company and all material aspects of the project and the sale of Vacation Intervals prior to selling to residents of that state. The laws of these states require the Company to file numerous documents and supporting information with the state agency responsible for the regulation of Vacation Intervals. When the agency determines that a project may be sold, it will issue a public report for the project. The Company is required to deliver an offering statement or public report to all prospective purchasers of a Vacation Interval who are Texas residents, together with certain additional information concerning the terms of the purchase, regardless of whether the resort is located in Texas. In Missouri, the Company is required to make certain disclosures in its sales documents. Laws in each state where the Company currently sells Vacation Intervals generally grant the purchaser of a Vacation Interval the right to cancel a contract of purchase at any time within approximately five calendar days following the date the contract was signed by the purchaser. Most states have other laws which regulate the Company's activities and protect purchasers, such as real estate licensure laws; travel sales licensure laws; anti-fraud laws; consumer protection laws; telemarketing laws; prize, gift and sweepstakes laws; and other related laws.

     The Company believes it is in material compliance with federal, Texas, and Missouri laws and regulations to which it is currently subject relating to the sale and marketing of timeshare resorts. However, the Company is

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normally and currently the subject of a number of consumer complaints generally relating to marketing or sales practices filed with relevant authorities, and there can be no assurance that all of these complaints can be resolved without adverse regulatory actions or other consequences. The Company expects some level of consumer complaints in the ordinary course of its business as the Company targets audiences which generally are less financially sophisticated and more susceptible to intensive sales practices than more affluent customers. There can be no assurance that the costs of resolving consumer complaints or of qualifying under Vacation Interval ownership regulations in all jurisdictions in which the Company desires to conduct sales will not be significant, that the Company is in material compliance with applicable federal, Texas, Missouri, or other laws and regulations, or that violations of law will not have adverse implications for the Company, including negative public relations, potential litigation, and regulatory sanctions. The expense, negative publicity, and potential sanctions associated with the failure to comply with applicable laws or regulations could have a material adverse effect on the Company's results of operations, liquidity, or financial position. See "Business -- Governmental Regulation".

     During the 1980's and continuing through the present, the timeshare industry has been and continues to be afflicted with negative publicity and prosecutorial attention due, among other things, to marketing practices which were widely viewed as deceptive or fraudulent. Among the many timeshare companies which have been the subject of federal, state and local enforcement actions and investigations in the past were certain of the Affiliated Companies and their affiliates. Some of the settlements, injunctions and decrees resulting from litigation and enforcement actions (the "Orders") to which certain of the Affiliated Companies consented purport to bind all successors and assigns, and accordingly bind the Company. In addition, at that time the Company was directly a party to one such Order issued in Missouri. No past or present officers, directors or employees of the Company or any Affiliated Company were named as subjects or respondents in any of these Orders; however, each Order purports to bind generically unnamed "officers, directors and employees" of certain Affiliated Companies. Therefore, certain of these Orders may be interpreted to be enforceable against the present officers, directors and employees of the Company even though they were not individually named as subjects of the enforcement actions which resulted in these Orders. These Orders require, among other things, that all parties bound by the Orders, including the Company, refrain from engaging in deceptive sales practices in connection with the offer and sale of Vacation Intervals. In one case in 1988, an Affiliated Company pled guilty to deceptive uses of the mails in connection with promotional sales literature mailed to prospective timeshare purchasers and agreed to pay a judicially imposed fine of $1.5 million and restitution of $100,000. The requirements of the Orders are substantially what applicable state and federal laws and regulation mandate, but the consequence of violating the Order may be that sanctions (including possible financial penalties and suspension or loss of licensure) may be imposed more summarily and may be harsher than would be the case if the Orders did not bind the Company. In addition, the existence of the Orders may be viewed negatively by prospective regulators in jurisdictions where the Company does not now do business, with attendant risks of increased costs and reduced opportunities.

     Recently, the Company has been the subject of some consumer complaints which have triggered governmental investigations into the Company's affairs. In March 1997, the Company entered into an Assurance of Voluntary Compliance with the Texas Attorney General, in which the Company agreed to make additional disclosure to purchasers of Vacation Intervals regarding the limited availability of its Endless Escape program during certain periods. The Company paid $15,200 for investigatory costs and attorneys' fees of the Attorney General in connection with this matter. Also, in March 1997, the Company entered into an agreed order (the "Agreed Order") with the Texas Real Estate Commission requiring the Company to comply with certain aspects of the Texas Timeshare Act, Texas Real Estate License Act and Rules of the Texas Real Estate Commission, with which it had allegedly been in non-compliance until mid-1995. The allegations included (i) the Company's admitted failure to register the Missouri Destination Resorts in Texas (due to its misunderstanding of the reach of the Texas Timeshare Act); (ii) payment of referral fees for Vacation Interval sales, the receipt of which was improper on the part of the recipients; and (iii) miscellaneous other actions alleged to violate the Texas Timeshare Act, which the Company denied. While the Agreed Order acknowledges that Silverleaf independently resolved ten consumer complaints referenced in the Agreed Order, discontinued the practices complained of, and had registered the Destination Resorts during 1995 and 1996, the Texas Real Estate Commission ordered Silverleaf to cease its discontinued practices and enhance its disclosure to purchasers of Vacation Intervals. In the Agreed Order, Silverleaf agreed to make a voluntary donation of $30,000 to the State of Texas. The Agreed Order also

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directs Silverleaf to revise its training manual for timeshare salespersons and verification officers. While the Agreed Order resolved all of the alleged violations contained in complaints received by the Texas Real Estate Commission through December 31, 1996, the Company expects to encounter some level of consumer complaints in the ordinary course of its business. See
"Business -- Governmental Regulation".

CONCENTRATION IN TIMESHARE INDUSTRY

     Because the Company's operations are conducted solely within the timeshare industry, any adverse changes affecting the timeshare industry such as an oversupply of timeshare units, a reduction in demand for timeshare units, changes in travel and vacation patterns, changes in governmental regulations or taxation of the timeshare industry, as well as negative publicity about the timeshare industry, could have a material adverse effect on the Company's results of operations, liquidity or financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

COMPETITION

     The timeshare industry is highly fragmented and includes a large number of local and regional resort developers and operators. However, some of the world's most recognized lodging, hospitality and entertainment companies, such as, Marriott Ownership Resorts ("Marriott"), The Walt Disney Company ("Disney"), Hilton Hotels Corporation ("Hilton") and Hyatt Corporation ("Hyatt"), have recently entered the industry. Other companies in the timeshare industry, including Signature Resorts, Inc. ("Signature"), Fairfield Communities, Inc. ("Fairfield"), Vacation Break USA, Inc. ("Vacation Break"), Vistana, Inc. ("Vistana") and Ramada Vacation Suites ("Ramada"), a subsidiary of Mego Financial Corporation, are public companies with enhanced access to capital and other resources.

     Fairfield and Signature own timeshare resorts in or near Branson, Missouri, which compete with the Company's Holiday Hills and Ozark Mountain Resorts, and Signature owns a resort which is located near and competes with the Company's Piney Shores Resort. Based on published industry data and reports, except for Fairfield and Signature, the Company does not believe that any of the competitors named above own timeshare resorts in Texas or Missouri and believes that such competitors generally target consumers with higher annual incomes than the Company. Nonetheless, competitors may possess significantly greater financial, marketing, personnel and other resources than the Company, and there can be no assurance that such competitors will not significantly reduce the price of their Vacation Intervals or offer greater convenience, services or amenities than the Company.

     While the Company's principal competitors are developers of timeshare resorts, the Company is also subject to competition from other entities engaged in the commercial lodging business, including condominiums, hotels and motels; others engaged in the leisure business; and, to a lesser extent, from campgrounds, recreational vehicles, tour packages and second home sales. A reduction in the product costs associated with any of these competitors, or an increase in the Company's costs relative to such competitors' costs, could have a material adverse effect on the Company's results of operations, liquidity and financial position.

     Numerous businesses, individuals and other entities will compete with the Company in seeking properties for development and acquisition of resorts. Some of these competitors will be larger and have greater financial resources than the Company. Such competition may result in a higher cost for properties the Company wishes to acquire or may cause the Company to be unable to acquire suitable properties for the development of new resorts.

DEVELOPMENT, CONSTRUCTION AND PROPERTY ACQUISITION ACTIVITIES

     The Company intends to selectively develop and acquire new resorts and continue the expansion of the Existing Resorts. Acquiring and developing new resorts will place substantial demands on the Company's liquidity and capital resources, as well as on its personnel and administrative capabilities. Risks associated with the Company's development and construction activities include the following: construction costs or delays at a property may exceed original estimates, possibly making the expansion or development uneconomical or unprofitable; sales of Vacation Intervals at a newly completed property may not be sufficient to make the property profitable; and financing may be unavailable or may not be available on favorable terms for development of, or the continued sales of Vacation Intervals at, a property. The Company projects that its planned expansion at the

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Existing Resorts alone will cost in excess of $100 million. Additionally, the
Company currently projects that it will cost in excess of $47.6 million to acquire and fully develop its planned new drive-to resorts in Missouri and Illinois. The Company also has plans to develop a tract of land it currently owns in Mississippi as a new destination resort at an estimated cost of $4.5 million. There can be no assurance the Company will develop and acquire new resorts or expand the Existing Resorts. The Company does not and upon the consummation of the Offering will not have the financing available to complete all of its planned expansion as set forth in "Business -- The Existing Resorts" and "Business -- Growth Strategy".

     In addition, the Company's development and construction activities, as well as its ownership and management of real estate, are subject to comprehensive federal, state and local laws regulating such matters as environmental and health concerns, protection of endangered species, water supplies, zoning, land development, land use, building design and construction, marketing and sales, and other matters. Such laws and difficulties in obtaining, or failing to obtain, the requisite licenses, permits, allocations, authorizations and other entitlements pursuant to such laws could impact the development, completion, and sale of the Company's projects. See "-- Regulation of Marketing and Sales or Vacation Intervals and Related Laws". The enactment of "slow growth" or "no-growth" initiatives or changes in labor or other laws in any area where the Company's projects are located could also delay, affect the cost or feasibility of, or preclude entirely the expansion planned at each of the Existing Resorts or the development of other resorts.

     The Company's resorts are located in rural areas, often requiring the Company to provide public utility water and sanitation services in order to proceed with development. Such activities are subject to permission and regulation by governmental agencies, the denial or conditioning of which could limit or preclude development. Operation of the utilities also subjects the Company to risk of liability in connection with both the quality of fresh water provided and the treatment and discharge of waste-water. See
"Business -- Governmental Regulation".

     While the Company's construction activities typically are performed by third-party contractors whose performance cannot be assured by the Company, construction claims may be asserted against the Company for construction defects and such claims may give rise to liabilities. Certain state and local laws may impose liability on property developers with respect to construction defects discovered or repairs made by future owners of such property.

     See "Business -- Growth Strategy", "Business -- Development and Acquisition Process" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a large extent upon the experience and abilities of Mr. Mead, Sharon K. Brayfield, and David T. O'Connor, the Company's Chief Executive Officer, President, and Executive Vice President -- Sales, respectively. The loss of the services of any one of these key individuals could have a material adverse effect on the Company's results of operations, liquidity or financial position. See "Management -- Employment and Noncompetition Agreements". The Company's success is also dependent upon its ability to attract and maintain qualified acquisition, development, marketing, management, administrative and sales personnel. The ability to attract such personnel will become particularly important as the Company grows and develops additional resorts, and there can be no assurance that the Company will be successful in attracting and/or retaining such personnel.

COSTS OF COMPLIANCE WITH LAWS GOVERNING ACCESSIBILITY OF FACILITIES TO DISABLED PERSONS

     A number of state and federal laws, including the Fair Housing Act and the Americans with Disabilities Act (the "ADA"), impose requirements related to access and use by disabled persons of a variety of public accommodations and facilities. The ADA requirements did not become effective until after January 1, 1991. Although the Company believes the Existing Resorts are substantially in compliance with laws governing the accessibility of its facilities to disabled persons, the Company will incur additional costs of complying with such laws. Additional federal, state and local legislation may impose further burdens or restrictions on the Company, the Clubs, or the Master Club at the Existing Resorts with respect to access by disabled persons. The ultimate cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to

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have a material effect on the Company's results of operations, liquidity or capital resources, such costs could be substantial.

GEOGRAPHIC CONCENTRATION WITHIN TEXAS AND MISSOURI

     At March 31, 1997, all of the Company's resorts and substantially all of the Company's customers and borrowers were located in Texas and Missouri. The Company's performance and the value of its properties is affected by regional factors, including local economic conditions (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and the local regulatory climate. The Company's current concentration in the Texas and Missouri markets could make the Company more susceptible to adverse events or conditions which affect these areas in particular.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, as well as common law, the owner or operator of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or lease a property or to borrow money using such real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at a property. Further, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with the site. Phase I environmental reports (which typically involve inspection without soil sampling or ground water analysis) were prepared in 1994 by independent environmental consultants for each Existing Resort and did not reveal, nor is the Company aware of, any environmental liability that would have, a material adverse effect on the Company's results of operations, liquidity or financial position. No assurance, however, can be given that these reports reveal all environmental liabilities or that no prior owner created any material environmental condition not known to the Company.

     Certain environmental laws impose liability on a previous owner of property to the extent hazardous or toxic substances were present during the prior ownership period. A transfer of the property may not relieve an owner of such liability. Thus, the Company may have liability with respect to properties previously sold by it or by its predecessors.

     The Company owns its own water supply facilities and waste-water treatment plant at several of its resorts. The Texas Natural Resources Conservation Commission ("TNRCC") is the primary state umbrella agency regulating the utilities at the Drive-to Resorts in Texas, and the Department of Natural Resources and the Public Service Commission of Missouri are the primary state umbrella agencies regulating such utilities at the Destination Resorts in Missouri. As a result of an enforcement proceeding brought against the Company by TNRCC in connection with a waste-water facility at the Holly Lake Resort, the Company is in the process of expanding the existing waste-water facility. See "Business -- Governmental Regulation".

     The Company believes that it is in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. Other than in connection with the waste-water proceedings mentioned above, the Company has not been notified by any governmental authority or third party of any non-compliance, liability or other claim in connection with any of its present or former properties. See "Business -- Governmental Regulation -- Environmental Matters".

DEPENDENCE ON VACATION INTERVAL EXCHANGE NETWORKS; POSSIBLE INABILITY TO QUALIFY RESORTS

     The attractiveness of Vacation Interval ownership is enhanced by the availability of exchange networks that allow Silverleaf Owners to exchange in a particular year the occupancy right in their Vacation Interval for an

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occupancy right in another participating network resort. According to ARDA, the ability to exchange Vacation Intervals was cited by many buyers as an important reason for purchasing a Vacation Interval. Several companies, including RCI, provide broad-based Vacation Interval exchange services, and all of the Company's Existing Resorts are currently qualified for participation in the RCI exchange network. However, no assurance can be given that the Company will continue to be able to qualify the Existing Resorts or future resorts for participation in the RCI network or any other exchange network. If such exchange networks cease to function effectively, or if the Company's resorts are not accepted as exchanges for other desirable resorts, the Company's sales of Vacation Intervals could be materially adversely affected. See
"Business -- Participation in Vacation Interval Exchange Networks".

RESALE MARKET FOR VACATION INTERVALS

     Based on its experience at the Existing Resorts, the Company believes the market for resale of Vacation Intervals by the owners of such intervals is very limited and that resale prices are substantially below their original purchase price. This may make ownership of Vacation Intervals less attractive to prospective buyers. Also, attempts by buyers to resell their Vacation Intervals compete with sales of Vacation Intervals by the Company. While Vacation Interval resale clearing houses or brokers do not currently have a material impact, if the secondary market for Vacation Intervals were to become more organized and liquid, the availability of resale intervals at lower prices could materially adversely affect the prices and number of sales of new Vacation Intervals by the Company.

SEASONALITY AND VARIABILITY OF QUARTERLY RESULTS

     Sales of Vacation Intervals have generally been lower in the months of November and December. Cash flow and earnings may be impacted by the timing of development, the completion of future resorts, and the potential impact of weather or other conditions in the regions where the Company operates. The above may cause significant variations in quarterly operating results. See "-- Natural Disasters; Uninsured Loss" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

NATURAL DISASTERS; UNINSURED LOSS

     There are certain types of losses (such as losses arising from floods and acts of war) that are not generally insured because they are either uninsurable or not economically insurable and for which neither the Company nor the Clubs, nor the Master Club have insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a resort, as well as the anticipated future revenues from such resort and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on the Company's results of operations, liquidity or financial position. See "Business -- Insurance; Legal Proceedings".

ACCELERATION OF DEFERRED TAXES

     While the Company reports sales of Vacation Intervals as income currently for financial reporting purposes (see Note 2 of Notes to Consolidated Financial Statements), for regular federal income tax purposes the Company reports substantially all Vacation Interval sales on the installment method. Under the installment method, the Company recognizes income for tax on the sale of the Vacation Interval when cash is received in the form of a down payment and as payments on customer loans are received. The Company's December 31, 1996 balance sheet reflected a liability for deferred taxes (i.e., taxes owed to taxing authorities in the future in consequence of income previously reported in the financial statements) of $4.8 million, primarily attributable to this method of reporting Vacation Interval sales. This amount does not include accrued interest on such deferred taxes which also will be payable when the taxes are due, the amount of which is not now reasonably ascertainable. If the Company should sell the installment notes or be required to factor them or if the notes were foreclosed on by a lender of the Company or otherwise disposed of, the deferred gain would be reportable for tax and the deferred taxes, including interest on the taxes for the period the taxes were deferred, as computed under Section 453 of the Internal Revenue Code of 1986, as amended (the "Code"), would become due. There can be no assurance that the Company would have sufficient cash resources to pay those taxes and interest. Furthermore, if the Company's sales of Vacation Intervals should decrease in the future, the Company's diminished operations may not generate

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

either sufficient tax losses to offset taxable income or funds to pay the deferred tax liability from prior periods. See "-- Limitations on Use of Net Operating Loss From Ownership Change".

ALTERNATIVE MINIMUM TAXES

     The Company has also used the installment method for the calculation of adjusted current earnings for federal alternative minimum tax purposes, although the accrual method is required under the Code. This has resulted in current income taxes payable of approximately $3.3 million which is included in the Company's December 31, 1996 balance sheet within Income Taxes Payable. The Company has submitted a request to the Internal Revenue Service for permission to change to the accrual method for this computation. If granted, these current estimated taxes of approximately $3.3 million will become payable during 1997 through 2000. Although the Company believes the Internal Revenue Service will give its permission, there is no assurance that it will, and if not granted, the Company will currently owe those taxes plus interest and potential penalties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

LIMITATIONS ON USE OF NET OPERATING LOSS FROM OWNERSHIP CHANGE

     The Company estimates that it had net operating loss carryforwards of approximately $14 million at December 31, 1996, for regular federal income tax purposes related primarily to losses associated with the deferral of installment sale gains. In addition to the general limitations on the carryback and carryforward of net operating losses under Section 172 of the Code, Section 382 of the Code imposes additional limitations on the utilization of a net operating loss by a corporation following various types of ownership changes which result in more than a 50 percentage point change in ownership of a corporation within a three year period. Mr. Mead owned 100% of the stock of the Company until December 29, 1995, at which time his ownership decreased to approximately 99%. As a result of the Offering, Mr. Mead's ownership of the Company will decrease such that he will own approximately 65% to 68% of the Company after the Offering. Thereafter, Mr. Mead could transfer his shares and/or the Company could issue additional shares or grant stock options, which could result in more than a 50 percentage point change in his ownership of the Company. If such a subsequent change occurs within a three year period, the limitations of Section 382 would apply and may limit or deny the future utilization of the net operating loss by the Company, resulting in the Company paying substantial additional federal and state taxes and interest for any periods following such change in ownership. See "-- Acceleration of Deferred Taxes" and "Shares Eligible for Future Sale".

TAX RE-CLASSIFICATION OF INDEPENDENT CONTRACTORS AND RESULTING TAX LIABILITY

     Although all on-site sales personnel are treated as employees of the Company for payroll tax purposes, the Company does have independent contractor agreements with certain sales, marketing, and architectural persons or entities. The Company has not treated these independent contractors as employees; accordingly, the Company does not withhold payroll taxes from the amounts paid to such persons or entities. In the event the Internal Revenue Service or any state or local taxing authority were to successfully classify such persons or entities as employees of the Company, rather than as independent contractors, and hold the Company liable for back payroll taxes, such action may have a material adverse effect on the Company's results of operations, liquidity or financial position.

VOTING CONTROL BY EXISTING SHAREHOLDER

     Upon consummation of the Offering, Mr. Mead will hold a majority of the Common Stock (approximately 65% to 68%), which will allow him to elect all of the Company's directors and control the management and affairs of the Company. To the extent Mr. Mead holds more than two-thirds of the Common Stock, he will have sufficient voting power to determine the outcome of various matters submitted to the shareholders for approval, including mergers, consolidations, and the sale of substantially all of the Company's assets. See "Principal Shareholders" and "Description of Capital Stock". Such control may result in decisions which are not in the best interest of the Company.

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

REPAYMENT OF INDEBTEDNESS OWED TO AFFILIATE OF UNDERWRITER


     Credit Suisse First Boston Mortgage Capital, L.L.C., an affiliate of Credit Suisse First Boston Corporation, the lead managing underwriter for the Offering, will receive approximately $4.9 million of the net proceeds of the Offering (or up to $5.7 million if the Underwriters' over-allotment option is exercised in full) as repayment of indebtedness and related interest expected to be outstanding upon consummation of the Offering. See "Underwriting".


ANTI-TAKEOVER EFFECT OF THE COMPANY'S CHARTER AND BYLAWS

     Certain provisions of the Company's articles of incorporation (the "Charter") and bylaws (the "Bylaws"), may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder might consider to be in the shareholder's best interest. For example, such provisions may (i) deter tender offers for Common Stock, which offers may be beneficial to shareholders, or (ii) deter purchases of large blocks of Common Stock, thereby limiting the opportunity for shareholders to receive a premium for their Common Stock over then-prevailing market prices. These provisions include the following:

          Preferred Shares. The Charter authorizes the Board of Directors to issue Preferred Stock in one or more series and to establish the preferences and rights (including the right to vote and the right to convert into Common Stock) of any series of Preferred Stock issued. No Preferred Stock will be issued or outstanding as of the consummation of the Offering. See "Description of Capital Stock -- Preferred Stock".

          Classified Board. The Board of Directors of the Company will have three classes of directors, and directors will be elected for three year terms, with approximately one-third of the directors elected each year. The terms of the first, second and third classes will expire in 1998, 1999 and 2000, respectively. The affirmative vote of two-thirds of the outstanding Common Stock is required to remove a director.

IMMEDIATE AND SUBSTANTIAL BOOK VALUE DILUTION; NO ANTICIPATED DIVIDENDS


     Purchasers of Common Stock in the Offering will experience immediate dilution in net tangible book value per share of Common Stock of $9.47 from the initial public offering price per share. See "Dilution". The Company does not anticipate that it will pay any dividends on its Common Stock in the foreseeable future. See "Dividend Policy".


SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, all the 3,500,000 shares of Common Stock offered hereby will be eligible for public sale under the Securities Act of 1933, as amended (the "Securities Act"), without restriction, except for shares acquired in the Offering by "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act. In addition, all shares held by affiliates will be eligible for public sale under Rule 144, subject to the Rule's volume, manner of sale and other restrictions. In addition, the Company has the authority to issue additional shares of Common Stock and shares of one or more series of Preferred Stock. Pursuant to a Registration Rights Agreement between the Company and Mr. Mead, upon Mr. Mead's request, the Company shall register one-half of his Common Stock 180 days following the consummation of the Offering and any of his remaining unregistered Common Stock one year after the Offering. See "Shares Eligible for Future Sale". The Company intends to register 1,100,000 shares of Common Stock reserved for issuance pursuant to the Company's 1997 Stock Option Plan as soon as practicable following the consummation of the Offering. The issuance of such shares could result in the dilution of voting power of the shares of Common Stock purchased in the Offering and could have a dilutive effect on earnings per shares. The Company currently has no plans to designate and/or issue any shares of Preferred Stock. Future sales of substantial amounts of Common Stock, or the potential for such sales, could adversely affect prevailing market prices. See "-- Limitations on Use of Net Operating Loss From Ownership Change".

     The Company and its officers, directors and current shareholders each have agreed that they will not, without the prior written consent of Credit Suisse First Boston Corporation, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or

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

exchangeable for such Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of such Common Stock for a period of 180 days from the date of this Prospectus.

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     There has been no prior public market for the Company's Common Stock. Although the Common Stock has been approved for listing on The New York Stock Exchange, subject to official notice thereof, there can be no assurance that a viable public market for the Common Stock will develop or be sustained after the Offering or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the representative of the Underwriters and may not be indicative of the prices that may prevail in the public market after the Offering is completed. See "Underwriting". Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results and market conditions for hospitality and timeshare industry stocks in general, could have a significant impact on the future price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock.

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